1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2005

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of Annual Results for the Year Ended December 31, 2004, dated March 31, 2005	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of China Telecom Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. The forward-looking statements include, without limitation, the continued growth of the telecommunications industry in China; the development of the regulatory environment; and the Company’s ability to successfully execute its business strategies.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in the regulatory policies of the Ministry of Information Industry and other relevant government authorities; any changes in telecommunications and related technology and applications based on such technology; and changes in political, economic, legal and social conditions in China, including the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see the “Risk Factors” section of the Company’s registration statement on Form F-3 (File No. 333-113181), as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 31, 2005	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Announcement of Annual Results

for the Year Ended 31 December 2004

HIGHLIGHTS

• Including the amortisation of upfront connection fees		• Excluding the amortisation of upfront connection fees

—	Total operating revenue reached RMB161,212 million, up by 6.4%	—	Total operating revenue reached RMB152,754 million, up by 7.7%

—	EBITDA reached RMB87,000 million, up by 9.5% with EBITDA margin of 54.0%	—	EBITDA reached RMB78,542 million, up by 12.7% with EBITDA margin of 51.4%

—	Net profit reached RMB28,023 million, with earnings per share of RMB0.36	—	Net profit reached RMB19,565 million, with earnings per share of RMB0.25

• Total number of access lines in service reached 187 million, an increase of 25.66 million or 15.9%

• Broadband subscribers reached 13.84 million, an increase of 6.61 million or 91.4%

CHAIRMAN’S STATEMENT

It gives me great pleasure to present my first report to you. Appreciating the trust and the great responsibilities you and my fellow Directors have vested in me, since my appointment as the Chairman and Chief Executive Officer of the Company last year, I have undertaken extensive investigation and examination of the subsidiaries of the Company, communicated and exchanged opinions with the management, employees, customers, business partners of the Company and relevant regulatory authorities. I have gained a better understanding of the operations, corporate management, business strategy, corporate culture and other aspects of the Company. I have full confidence in the Company’s fundamentals and its future development.

China Telecom is a long-standing and leading operator in the wireline telecommunications service sector. With a substantial and solid subscriber base, a well recognised brand name, a high quality telecommunications network, a strong management foundation, an outstanding management team and a group of high-calibre employees, the Company has been operating efficiently and performing well.

Our financial performance in 2004 was favourable. We recorded continuous growth in revenue and were successful in managing our operating costs and capital expenditure. The Company’s operating revenue reached RMB161,212 million, an increase of 6.4% from last year, of which RMB8,458 million was generated from the amortisation of upfront connection fees. Excluding the upfront connection fees, our operating revenue was RMB152,754 million, an increase of 7.7% from last year. Our EBITDA* was RMB78,542 million, an increase of 12.7% from last year. Our EBITDA margin* was at a relatively high level of 51.4%. Our net profit* (after deduction of deficit on revaluation of property, plant and equipment of RMB1,262 million) was RMB19,565 million. Our earnings per share* reached RMB0.25. (* After incorporating the revenue from the amortisation of upfront connection fees, EBITDA was RMB87,000 million, EBITDA margin was 54.0%, net profit was RMB28,023 million, earnings per share was RMB0.36.)

The Company’s strong operating cash flow provides funding for the necessary investment in relation to our long-term development, and it also ensures our shareholders receive a favourable cash return. Taking into consideration of the Company’s operational and financial conditions and capital expenditure required for our future business expansion, in particular, the investment necessary for our future strategic transformation, the Board of Directors will propose to declare a dividend in the amount equivalent to HK$0.065 per share in the upcoming Annual General Meeting, so that we can retain sufficient financial flexibility, with a view to achieving the best return to our shareholders.

Our businesses grew steadily in 2004. Our local telephone subscriber base increased by 25.66 million, to 187 million, of which 42.17 million was made up of local wireless access subscribers, with an increase of 16.60 million. Such growth made an important contribution to the increase in the usage volume and our operating revenue. Long distance services developed better than previous years, recording a revenue growth of 2.1%. Revenue generated from Internet services sustained rapid growth and accounted for 9.2% of our operating revenue (excluding the revenue from amortisation of upfront connection fees), an increase of 2.2 percentage points over 2003. This increase in revenue generated from Internet services contributed to the increase in operating revenue (excluding the revenue from amortisation of upfront connection fees) of 2.9 percentage points. Broadband subscribers increased by 6.61 million to 13.84 million. Value-added services continued to grow steadily and showed a strong potential for further growth. At the same time, the contribution of non-voice services to revenue growth was increasing.

Our Company has always attached great importance to corporate governance and business integrity to ensure its sustainable development. We shall continue to improve our corporate governance and increase the transparency of the Company in accordance with the requirements of relevant regulatory authorities (in particular the requirements promulgated under the United States Sarbanes-Oxley Act of 2002) and generally accepted international best practice. We shall continue our efforts in promoting and improving our operational and information disclosure internal control systems. The Board of Directors has already approved the optimisation of the Company’s internal controls in accordance with COSO framework, and the establishment of an integrated multi-level internal and external assessment system with a view to further improving operational efficiency and information quality and to better managing financial risks to preserve shareholders’ interests.

While the Company performed well in general, it faced a number of challenges: the growth in the wireline telephone subscriber base has slowed down; the wireline telecommunications services have witnessed substantial substitution by the mobile services; revenue growth rate has been declining. As a result of the intense competition, marketing costs increased continuously, putting pressure on growth of profits. Due to the lack of new prominent growth-driving products, the disadvantages of providing only wireline telecommunications services became increasingly apparent. The Company’s network resources have yet to be fully exploited.

We see valuable growth opportunities in the future. China’s GDP per capita has exceeded a momentous US$1,000. Benefiting from the positive effect of macro economic measures of China and improving living standards of the Chinese people, demand in the telecommunications market is continuously expanding. With the growing popularity of information technology, customers’ demands for one-stop overall solutions for integrated services and information provision are increasing.

In general, China Telecom Corporation Limited faces both opportunities and challenges, with opportunities outweighing challenges. As the wireline telecommunications business enters into a maturing phase worldwide, we have realised the risks inherent in operating only wireline telecommunications business. Following a comprehensive review of the history, current situation and prospects of the telecommunications industry as well as the development direction of the Company, we have decided that, from 2005, our strategy will be to transform from a traditional network operator into a modern integrated information services provider.

We shall continue to pursue the operation of mobile business proactively so as to realise potential synergies by operating both mobile and wireline businesses. Simultaneously, we shall actively promote the establishment of orderly competition through co-opetition. Based on a win-win business model, we shall actively explore the development of IP-based multimedia services by leveraging our telecommunications network resources. We shall strengthen co-operation with content providers with a view to extending the value chain. We shall seek to work with IT service providers to provide differentiated total solutions for our enterprise customers. In addition, the Company will fully exploit the development potential of rural telephony, value-added services, leased line and other services with a view to creating new revenue growth drivers. The Company will also strive to transform our networks into intelligent, broadband and IP based networks, and to enhance the development and convergence of multi-terminals and multi-businesses. In addition, we shall leverage tariff packaging to deliver integrated information services and to ensure the Company’s sustainable development.

To ensure our successful business transformation, we shall implement precision management at all levels of the Company, so that quantitative standards will be adopted with reduced data deviations in all aspects of management on an integrated basis covering marketing activities, network operations, allocation of financial resources and human resources.

As a telecommunications operator conscious of its social responsibilities, the Company has launched the “Green Internet” project to clean up Internet content to protect the well being of youngsters. The Company has also made great efforts to promote the establishment of the “Green Dynamic” Internet cafe chain for the purpose of creating a good and healthy Internet access environment for the public. In addition, the Company has taken active measures to provide humanitarian aid to tsunami victims in the Indian Ocean region and other regions, to subsidise children who are unable to attend school owing to financial difficulties, and to help underprivileged people in society.

We are confident in our future. By leveraging our strategic transformation and competitive edge, and seizing the opportunities brought by China’s economic growth and new technology, we shall endeavour to provide our customers with modern integrated information services of high quality, and provide an even better return to our shareholders.

Finally, on behalf of the Board of Directors of the Company, I would express our gratitude to Mr. Zhou Deqiang and Mr. Chang Xiaobin for their significant contribution to China Telecom Corporation Limited during their time with us, and at the same time welcome Mr. Leng Rongquan, Mr. Yang Jie, Mr. Sun Kangmin and Mr. Li Jinming to join the Board of Directors of the Company. I also would like to take this opportunity to express my sincere appreciation to all of our shareholders, directors, members of the supervisory committee, employees and customers.

Wang Xiaochu

Chairman and Chief Executive Officer

Beijing, PRC

31 March 2005

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2004 extracted from the audited financial statements of the Group as set out in its 2004 annual report.

CONSOLIDATED STATEMENT OF INCOME

for the year ended 31 December 2004

(Amounts in millions, except per share data)

	Note	2004	2003
		RMB	RMB
Operating revenues	2	161,212	151,553

Operating expenses
Depreciation and amortisation		(47,170)	(46,597)
Network operations and support		(43,070)	(44,118)
Selling, general and administrative		(27,003)	(24,810)
Other operating expenses		(4,139)	(3,176)

Total operating expenses		(121,382)	(118,701)

Operating profit		39,830	32,852
Deficit on revaluation of property, plant and equipment		(1,262)	(14,832)
Net finance costs	3	(5,340)	(3,606)
Investment income/(loss)		6	(42)
Share of profit from associates		29	35

Profit before taxation and minority interests		33,263	14,407
Taxation	4	(5,187)	(469)

Profit before minority interests		28,076	13,938
Minority interests		(53)	(56)

Profit attributable to shareholders		28,023	13,882

Basic earnings per share	5	0.36	0.18

Weighted average number of shares		78,840	75,614

CONSOLIDATED BALANCE SHEET

at 31 December 2004

(Amounts in millions)

	2004	2003
	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net	320,179	309,896
Construction in progress	29,450	31,617
Lease prepayments	4,830	4,485
Interests in associates	511	513
Investments	200	206
Deferred tax assets	10,805	10,523
Other assets	13,063	13,609

Total non-current assets	379,038	370,849

Current assets
Inventories	2,767	3,253
Accounts receivable, net	13,921	12,951
Prepayments and other current assets	3,064	3,695
Time deposits with maturity over three months	315	473
Cash and cash equivalents	13,465	12,721

Total current assets	33,532	33,093

Total assets	412,570	403,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	65,976	56,243
Current portion of long-term debt	11,842	13,957
Accounts payable	33,658	35,629
Accrued expenses and other payables	27,531	26,004
Income tax payable	1,192	3,395
Current portion of finance lease obligations	156	50
Current portion of deferred revenues	11,589	13,857

Total current liabilities	151,944	149,135

Net current liabilities	(118,412)	(116,042)

Total assets less current liabilities	260,626	254,807

Non-current liabilities
Long-term debt	72,366	68,632
Finance lease obligations	157	43
Deferred revenues	25,182	32,744
Deferred tax liabilities	2,302	1,325

Total non-current liabilities	100,007	102,744

Total liabilities	251,951	251,879

Minority interests	1,413	1,269

Shareholders’ equity
Share capital	80,932	75,614
Reserves	78,274	75,180

Total shareholders’ equity	159,206	150,794

Total liabilities and shareholders’ equity	412,570	403,942

Consolidated statement of shareholders’ equity

For the year ended 31 December 2004

(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at 1 January 2003, as previously reported		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Adjusted for the Second Acquisition	1	—	—	—	—	—	—	34,177	—	34,177

Balance as at 1 January 2003, as adjusted		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025
Net profit		—	—	—	—	—	—	—	13,882	13,882
Contributions from China Telecom		—	—	—	—	—	—	—	4,309	4,309
Distributions to China Telecom		—	—	—	—	—	—	—	(1,234)	(1,234)
Assets distributed to China Telecom in connection with the Second Acquisition		—	—	—	—	—	—	—	(10,762)	(10,762)
Revaluation surplus		—	—	—	1,537	—	—	—	—	1,537
Recognition of deferred tax assets		—	—	—	—	—	—	2,209	—	2,209
Elimination of deferred tax liabilities		—	—	—	—	—	—	—	150	150
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(11,812)	11,812	—
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Appropriations		—	—	—	—	7,340	1,748	—	(9,088)	—
Dividends		—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(17)	—	—	—	17	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(131)	131	—

Balance as at 31 December 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794
Issue of shares, net of issuing expenses of RMB294 million		5,318	—	7,384	—	—	—	—	—	12,702
Net profit		—	—	—	—	—	—	—	28,023	28,023
Contributions from China Telecom		—	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—
Revaluation surplus		—	—	—	1,233	—	—	—	—	1,233
Deferred tax on revaluation surplus of property, plant and equipment		—	—	—	—	—	—	(378)	—	(378)
Appropriations		—	—	—	—	10,168	2,421	—	(12,589)	—
Dividends	6	—	—	—	—	—	—	—	(5,224)	(5,224)
Effect of change in tax rate		—	—	—	—	—	—	(244)	—	(244)
Revaluation surplus realised		—	—	—	(72)	—	—	—	72	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(165)	165	—

Balance as at 31 December 2004		80,932	(2,804)	10,746	7,585	25,629	5,793	7,683	23,642	159,206

Consolidated Statement of Cash Flow

For the year ended 31 December 2004

(Amounts in millions)

	Note		2004	2003
			RMB	RMB
Cash flows from operating activities	(a	)	66,078	58,392

Cash flows from investing activities
Capital expenditure			(56,446)	(57,692)
Purchase of investments			(42)	(485)
Lease prepayments			(444)	(355)
Proceeds from disposal of investments			42	52
Proceeds from disposal of property, plant and equipment			379	348
Purchase of time deposits with maturity over three months			(325)	(466)
Maturity of time deposits with maturity over three months			483	1,504

Net cash used in investing activities			(56,353)	(57,094)

Cash flows from financing activities
Proceeds from issue of shares, net of issuing expenses			12,702	—
Capital element of finance lease payments			(50)	(210)
Proceeds from bank and other loans			77,120	83,472
Repayments of bank and other loans			(81,070)	(86,147)
Payment of dividends			(5,224)	(673)
Cash contributions from/(distributions to) minority interests			91	(27)
Cash payment for the acquisition of the First Acquired Group			—	(11,000)
Cash payment for the acquisition of the Second Acquired Group			(12,650)	—
Cash contributions from China Telecom			100	3,461
Cash distributions to China Telecom			—	(196)

Net cash used in financing activities			(8,981)	(11,320)

Net increase/(decrease) in cash and cash equivalents			744	(10,022)
Cash and cash equivalents at beginning of year			12,721	22,743

Cash and cash equivalents at end of year			13,465	12,721

(a)	Reconciliation of profit before taxation and minority interests to cash flows from operating activities

	2004	2003
	RMB	RMB
Profit before taxation and minority interests	33,263	14,407
Adjustments for:
Depreciation and amortisation	47,170	46,597
Deficit on revaluation of property, plant and equipment	1,262	14,832
Provision for doubtful accounts	1,121	1,037
Investment (income)/loss	(6)	42
Share of profit from associates	(29)	(35)
Interest income	(231)	(331)
Interest expense	5,367	3,340
Unrealised foreign exchange losses	152	495
Loss on retirement and disposal of property, plant and equipment and impairment loss	961	1,628
Increase in accounts receivable	(2,091)	(2,383)
Decrease/(increase) in inventories	486	(687)
Decrease in prepayments and other current assets	481	116
Decrease in other non-current assets	297	12
Increase/(decrease) in accounts payable	55	(335)
Increase in accrued expenses and other payables	1,517	34
Decrease in deferred revenues	(9,830)	(9,320)

Cash generated from operations	79,945	69,449
Interest received	231	331
Interest paid	(6,824)	(4,944)
Investment income received	43	17
Income tax paid	(7,317)	(6,461)

Cash flows from operating activities	66,078	58,392

Notes:

1.	Basis of presentation

Since China Telecommunications Corporation (“China Telecom”) controlled the Predecessor Operations transferred to the Company and continues to control the Company, the consolidated financial statements for the periods prior to the legal formation of the Company have been prepared as a reorganisation of entities under common control in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, under as-if-pooling-of-interests accounting, the assets and liabilities of the Predecessor Operations transferred to the Company in connection with the Restructuring have been accounted for at historical amounts.

In addition, as the First Acquired Group(1) and the Second Acquired Group(2) (“the Acquired Groups”) were under the common control of China Telecom, the First Acquisition and the Second Acquisition (“the Acquisitions”) have been reflected in the consolidated financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the Acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The assets retained by China Telecom in respect of the Acquisitions were reflected as distributions to China Telecom in the consolidated statement of shareholders’ equity as at 31 December 2002 and 31 December 2003 respectively. The considerations paid by the Company for the acquisition of the Acquired Groups have been accounted for as equity transactions in the consolidated statement of shareholders’ equity.

The results of operations for the year ended 31 December 2003 and the financial condition as at 31 December 2003 and the shareholders’ equity as at 31 December 2003 and 1 January 2003 previously reported by the Group and the Second Acquired Group and the combined amounts presented in the consolidated financial statements are set out below:

	The Group (as previously reported)	The Second Acquired Group	Combined
	RMB millions	RMB millions	RMB millions
Results of operations:
Operating revenues	118,451	33,102	151,553
Operating profit	32,448	404	32,852
Net profit/(loss)	24,686	(10,804)	13,882
Basic earnings/(loss) per share (RMB)	0.33	(0.15)	0.18
Financial condition:
Current assets	25,504	7,589	33,093
Total assets	305,605	98,337	403,942
Current liabilities	96,666	52,469	149,135
Total liabilities	173,064	78,815	251,879
Shareholders’ equity as at 31 December 2003	131,272	19,522	150,794
Shareholders’ equity as at 1 January 2003	152,848	34,177	187,025

For the periods presented, all significant balances and transactions between the Group and the Acquired Groups prior to the Acquisitions have been eliminated.

2.	Operating revenues

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

			The Group
	Note		2004	2003
			RMB millions	RMB millions
Upfront connection fees	(i	)	8,458	9,771
Upfront installation fees	(ii	)	2,865	2,643
Monthly fees	(iii	)	29,827	27,499
Local usage fees	(iv	)	47,646	45,815
DLD	(iv	)	26,231	25,460
ILD	(iv	)	3,788	3,943
Internet	(v	)	14,109	10,007
Managed data	(vi	)	3,015	3,210
Interconnections	(vii	)	10,719	8,365
Leased line	(viii	)	4,154	5,103
Others	(ix	)	10,400	9,737

			161,212	151,553

(i)	Represent the amortised amount of the upfront fees received for initial activation of wireline services.
(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.
(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.
(iv)	Represent usage fees charged to customers for the provision of telephone services.
(v)	Represent amounts charged to customers for the provision of Internet access services.
(vi)	Represent amounts charged to customers for the provision of managed data transmission services.
(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.
(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

3.	Net finance costs

Net finance costs comprise:

	The Group
	2004	2003
	RMB millions	RMB millions
Interest expense incurred	6,834	4,948
Less: Interest expense capitalised	(1,467)	(1,608)

Net interest expense	5,367	3,340
Interest income	(231)	(331)
Foreign exchange losses	207	647
Foreign exchange gains	(3)	(50)

	5,340	3,606

4.	Taxation

Taxation in the consolidated statement of income comprises:

	The Group
	2004	2003
	RMB millions	RMB millions
Provision for PRC income tax	5,114	6,014
Deferred taxation	73	(5,545)

	5,187	469

A reconciliation of the expected tax with the actual tax expense is as follows:

			The Group
	Note		2004	2003
			RMB millions	RMB millions
Profit before taxation and minority interests			33,263	14,407

Expected PRC income tax expense at statutory tax rate of 33%	(i	)	10,977	4,754
Differential tax rate on subsidiaries’ income	(i	)	(1,608)	(314)
Non-deductible expenses	(ii	)	294	515
Non-taxable income	(iii	)	(3,266)	(3,659)
Tax credit for domestic equipment purchases			(1,210)	(827)

Income tax			5,187	469

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company which are taxed at a preferential rate of 15%.
(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.
(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

5.	Basic earnings per share

The calculation of basic earnings per share for the year ended 31 December 2004 is based on the net profit of RMB28,023 million and the weighted average number of shares in issue during the year of 78,839,968,917 shares. The weighted average number of shares in issue for the year ended 31 December 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004. The calculation of basic earnings per share for the year ended 31 December 2003 is based on the net profit of RMB13,882 million and the weighted average number of shares in issue during the year of 75,614,186,503 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for all periods presented.

6.	Dividends

Pursuant to a resolution passed at the Directors’ meeting on 31 March 2005, a final dividend of equivalent to HK$0.065 per share totalling approximately RMB5,576 million for the year ended 31 December 2004 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2004.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 per share totalling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

Management’s discussion and analysis of financial conditions and results of operations

Overview

On 30 June 2004, the Company completed its acquisition from China Telecommunications Corporation of the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited, Xinjiang Telecom Company Limited (hereinafter referred to collectively as the “Acquired Companies”). Since the Company and the Acquired Companies were under the common control of China Telecommunications Corporation, our acquisition of the Acquired Companies has been treated as a “combination of entities under common control”, and was accounted for in a manner similar to a pooling-of-interests (“as-if-pooling-of-interests accounting”). Accordingly, the assets and liabilities of the Acquired Companies have been accounted for based on their historical amounts and our financial statements for the period prior to the acquisition have been restated to include the financial position and results of operations of the Acquired Companies on a combined basis. Unless otherwise indicated in this section, our financial data for the period prior to the acquisition are presented based on those restated amounts.

In 2004, our operating revenue increased steadily while our operating expenses were kept under effective control. Our profit increased and our cash flow was strong. Through our acquisition of the Acquired Companies, we successfully achieved our external expansion and created more growth opportunities.

Our total operating revenue in 2004 grew 6.4% from 2003 to RMB161,212 million. Our operating expenses increased from 2003 by 2.3% to RMB121,382 million in 2004. Our net profit(3) was RMB28,023 million and our earnings per share were RMB0.36 for 2004. Our EBITDA(4) was RMB87,000 million in 2004, with an EBITDA margin of 54.0%.

Excluding the amortisation of upfront connection fees of RMB8,458 million, our operating revenue in 2004 was RMB152,754 million, an increase of 7.7% from 2003; our net profit was RMB19,565 million, our earnings per share were RMB0.25; our EBITDA was RMB78,542 million and EBITDA margin was 51.4%.

Operating Revenue

Our total operating revenue in 2004 was RMB161,212 million, an increase of 6.4% from 2003. Excluding the amortisation of upfront connection fees, the operating revenue in 2004 increased by RMB10,972 million or 7.7% from 2003, reaching RMB152,754 million. As the main sources for the growth in our operating revenue, local telephone services revenue, Internet services revenue and interconnection revenue increased by RMB4,381 million, RMB4,102 million, and RMB2,354 million, respectively, from 2003. Our long distance services revenue increased by 2.1% from 2003, while revenue from our managed data and leased line services decreased.

The following table sets forth a breakdown of our operating revenue for 2003 and 2004, together with their respective rates of change:

	For the Year Ended 31 December
	2004	2003	Rate of Change
	(RMB in millions, except percentage data)
Wireline telephone services(5)
Local
Installation fees	2,865	2,643	8.4%
Monthly fees	29,827	27,499	8.5%
Local usage fees	47,646	45,815	4.0%

Sub-total	80,338	75,957	5.8%
Domestic long distance(6)	26,231	25,460	3.0%
International, Hong Kong, Macau and Taiwan long distance(6)	3,788	3,943	(3.9)%
Interconnections	10,719	8,365	28.1%
Upfront connection fees	8,458	9,771	(13.4)%

Sub-total	49,196	47,539	3.5%
Internet	14,109	10,007	41.0%
Managed data	3,015	3,210	(6.1)%
Leased line services	4,154	5,103	(18.6)%
Others(7)	10,400	9,737	6.8%

Operating revenue (Excluding amortisation of upfront connection fees)	152,754	141,782	7.7%

Total operating revenue	161,212	151,553	6.4%

Local Telephone Services

Revenue from our local telephone services grew by 5.8% from RMB75,957 million in 2003 to RMB80,338 million in 2004, which contributed 49.8% to our total operating revenue or 52.6% of our operating revenue excluding amortisation of upfront connection fees. This was primarily due to continued growth in our subscriber base and growth in our local usage volume.

Installation Fees. Upfront installation fees will be amortised over the expected customer relationship period of 10 years. Revenue from amortisation of upfront installation fees increased by 8.4% from RMB2,643 million in 2003 to RMB2,865 million in 2004.

Monthly Fees. Revenue from monthly fees increased by RMB2,328 million, or 8.5%, from RMB27,499 million in 2003 to RMB29,827 million in 2004, which was primarily due to the sustained increase in the number of our local telephone subscribers. The number of subscribers for our access lines increased by 25.66 million or 15.9% from 160.99 million in 2003, reaching 187 million as of the end of 2004.

Local Usage Fees. Revenue from local usage fees was RMB47,646 million, increased by 4.0% from RMB45,815 million in 2003, primarily due to an increase in local voice usage. In 2004, despite the intensifying mobile substitution, we successfully increased our local usage volume usage by 11.6% from 2003 to 429,150 million pulses in 2004, through our marketing channels and various marketing tactics like integrated marketing and sales packaging.

Long Distance Telephone Services

Revenue from our long distance telephone services increased by 2.1%, from RMB29,403 million in 2003 to RMB30,019 million in 2004, representing 18.6% of our total operating revenue or 19.7% of our operating revenue excluding amortisation of upfront connection fees.

Domestic Long Distance Services. Domestic long distance revenue increased by 3.0% from RMB25,460 million in 2003 to RMB26,231 million in 2004, primarily due to the rapid increase in domestic long distance usage volume. In 2004, we seized the opportunity brought by strong market demands and took an active and flexible approach towards the competition. As a result, our total domestic long distance usage volume increased by 21.8% from 2003 to 81,960 million minutes in 2004, fully offsetting the negative influence from price decreases, and the declining trend in the revenue from domestic long distance services in recent years was reversed.

International, Hong Kong, Macau and Taiwan Long Distance Services. International, Hong Kong, Macau and Taiwan long distance services revenue decreased by 3.9%, from RMB3,943 million in 2003 to RMB3,788 million in 2004. The transmission volume of our international, Hong Kong, Macau and Taiwan long distance services was 1,654 million minutes in 2004, which was similar to that in 2003. The decrease in revenue was attributable to the decrease in prices. We plan to adopt a more flexible marketing strategy to stimulate growth in usage volume.

Internet Services

Revenue from our Internet services increased by 41.0%, from RMB10,007 million in 2003 to RMB14,109 million in 2004, representing 8.8% of our total operating revenue or 9.2% of our operating revenue excluding amortisation of upfront connection fees. Driven by the rapid development of broadband services in recent years, our Internet services revenue recorded a sustained and rapid growth. The number of our broadband subscribers increased by 6.61 million from the end of 2003 to 13.84 million as of the end of 2004. We believe that there is still great potential for development in our broadband services.

Managed Data Services

Revenue from our managed data services decreased by 6.1%, from RMB3,210 million in 2003 to RMB3,015 million in 2004. This decrease was primarily due to the decrease in prices as a result of the intensifying competition.

Leased Line Services

Revenue from leased line services decreased by 18.6%, from RMB5,103 million in 2003 to RMB4,154 million in 2004. The major reason for this decrease was that the unit price dropped as a result of the intensifying market competition.

Interconnection Services

Revenue from interconnection services increased by 28.1%, from RMB8,365 million in 2003 to RMB10,719 million in 2004, representing 6.6% of our total operating revenue or 7.0% of our operating revenue excluding amortisation of upfront connection fees. This growth was primarily attributable to an increase in interconnection volume as a result of the expansion in the domestic telecommunications services subscriber base.

Other Businesses

Revenue from our other businesses increased by 6.8%, from RMB9,737 million in 2003 to RMB10,400 million in 2004, representing 6.5% of our total operating revenue or 6.8% of our operating revenue excluding amortisation of upfront connection fees. This growth was primarily due to the increase in revenue from value-added services, including caller display service and telephone message service.

Upfront Connection Fees

Upfront connection fees represent the amortised amount of the upfront fees received for the initial activation of wireline services, amortised over the expected customer relationship period of 10 years. Effective as of 1 July 2001, we ceased charging new subscribers upfront connection fees. Consequently, the amortised amount decreased by 13.4%, from RMB9,771 million in 2003 to RMB8,458 million in 2004.

The table below sets forth the amortisation of our upfront connection fees for each year from 2005 to 2011 based on a 10-year estimated amortisation period (with 2011 as the end of the amortisation period):

	For the Year Ending 31 December
	2005	2006	2007	2008	2009	2010	2011
	(RMB in millions)
Amortisation of upfront connection fees	6,782	4,965	3,295	2,022	1,151	497	98

Operating Expenses

In 2004, our operating expenses were RMB121,382 million, representing an increase of 2.3% from 2003. The ratio of our operating expenses to total operating revenue decreased from 78.3% in 2003 to 75.3%, or decreased from 83.7% in 2003 to 79.5% of our operating revenue excluding amortisation of upfront connection fees. Our network operations and support expenses decreased and our depreciation and amortisation expenses increased slightly in 2004. Our selling, general and administrative expenses, personnel expenses, interconnection and other operating expenses also increased.

The following table sets forth a breakdown of our operating expenses for 2003 and 2004, together with their respective rates of change:

	For the Year Ended 31 December
	2004	2003	Rate of Change
	(RMB in millions, except percentage data)
Depreciation and amortisation	47,170	46,597	1.2%
Network operations and support	27,611	31,338	(11.9)%
Selling, general and administrative	19,229	16,778	14.6%
Personnel	23,233	20,812	11.6%
Interconnection and other operating expenses	4,139	3,176	30.3%

Total operating expenses	121,382	118,701	2.3%

Depreciation and Amortisation. Our depreciation and amortisation expenses were RMB47,170 million in 2004, an increase of 1.2% from 2003, representing 29.3% of our total operating revenue. The depreciation and amortisation expenses as a percentage of our operating revenue excluding amortisation of upfront connection fees decreased from 32.9% in 2003 to 30.9% in 2004.

Network Operations and Support. Our network operations and support expenses (excluding related personnel expenses) decreased by 11.9%, from RMB31,338 million in 2003 to RMB27,611 million in 2004, primarily due to a decrease in repair and maintenance expenses as a result of our centralised management of network maintenance and resources allocation. Our repair and maintenance expenses decreased by 9.4% from 2003 to RMB12,217 million in 2004.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses (excluding related personnel expenses) increased by 14.6%, from RMB16,778 million in 2003 to RMB19,229 million in 2004. Our selling expenses in 2004 increased by 42.5% from 2003, due to the reinforcement of our marketing strength to cope with increasingly intensified market competition. However, with our proper control, the growth rate of such expenses in the whole year was remarkably lower than that of the first half of 2004. At the same time, we continued to achieve savings in administrative expenses.

Personnel Expenses. Our personnel expenses increased by 11.6%, from RMB20,812 million in 2003 to RMB23,233 million in 2004. The Company established a performance-linked remuneration scheme, which played an important role in attracting and retaining talented employees and incentivising employees.

Interconnection and Other Operating Expenses. Our interconnection and other operating expenses in 2004 increased by RMB963 million, or 30.3%, from RMB3,176 million in 2003 to RMB4,139 million in 2004. The significant increase in inter-network traffic led to the corresponding increase in interconnection expenses. The net interconnection revenue (interconnection revenue minus interconnection expenses) in 2004 was RMB6,624 million, representing an increase of 25.9% from 2003.

Net Finance Costs

Our net finance costs increased by 48.1%, from RMB3,606 million in 2003 to RMB5,340 million in 2004. The Company acquired the telecommunications businesses in the six regions as of 31 December 2003 and the ten regions as of 30 June 2004 respectively, and the purchase considerations included deferred payments totalling RMB50,150 million. The interest expense incurred therefrom was the main reason for the increase in our finance costs.

Deficit on Revaluation of Property, Plant and Equipment

According to our accounting policy, revaluation of property, plant and equipment should be carried out at least once every three years. In 2004, we carried out a revaluation on our property, plant and equipment and a revaluation deficit of RMB1,262 million was recorded.

Income Tax

Our statutory tax rate is 33%. In 2004, our income tax expense was RMB5,187 million, representing an effective tax rate of 15.6%. The difference between the statutory tax rate and our effective tax rate was primarily due to the exclusion of the upfront connection fees from taxable revenue and the preferential income tax rate of 15% applied to some of our subsidiaries located in special economic zones and the western part of China. Another reason for our effective tax rate being lower than the statutory tax rate was that some of our operating subsidiaries received tax credits of RMB1,210 million in 2004 on the purchases of domestic equipment. As the tax credits on purchases of domestic equipment are subject to various restrictions, we cannot reasonably foresee their impacts on effective tax rates in future years.

Net Profit

In 2004, our operating effectiveness and profit level continued to grow and our net profit reached RMB28,023 million. Excluding amortisation of upfront connection fees, our net profit in 2004 was RMB19,565 million. Our net profit for 2003 was RMB13,882 million and our net profit excluding amortisation of upfront connection fees was RMB4,111 million. During the reorganisation of telecommunications businesses in the ten regions in 2003, we carried out a revaluation of the relevant property, plant and equipment in accordance with the relevant regulations and a revaluation deficit of RMB14,832 million was resulted. This was one of the reasons for the substantial increase in our net profit in 2004 from that of 2003.

Capital Expenditure

In 2004, we continued to implement our prudent policy on capital expenditure. Our capital expenditure decreased by 8.6%, from RMB61,587 million in 2003 to RMB56,307 million in 2004. Seizing the opportunity brought along by urbanisation, we maintained our leading position in access network. We also made efforts to transform existing networks into intelligent, broadband and IP based networks, and at the same time made preparations for the construction of the next generation network.

Our planned capital expenditure for 2005 is RMB55,800 million. We expect to fund our capital expenditure needs through a combination of cash flows generated from our operating activities, short-term and long-term bank loans and other debt and equity financing. We believe we will have sufficient resources to meet our capital expenditure requirements for the foreseeable future.

Cash Flows and Capital Resources

Cash Flows

Our net cash inflow was RMB744 million in 2004, as compared with a net cash outflow of RMB10,022 million in 2003. The main reason for the increase in our net cash flow was the substantial growth in cash flow generated from our operating activities and our successful issue of additional H shares.

The following table presents our cash flows for 2003 and 2004:

	For the Year Ended 31 December
	2004	2003
	(RMB in millions)
Net cash flows from operating activities	66,078	58,392
Net cash used in investing activities	(56,353)	(57,094)
Net cash used in financing activities	(8,981)	(11,320)

Net increase/(decrease) in cash and cash equivalents	744	(10,022)

Our net cash flows from operating activities were RMB66,078 million in 2004, an increase of RMB7,686 million from RMB58,392 million in 2003. This increase reflected the steady development of the Group’s business and improvement in operational efficiency.

We achieved saving in capital expenditure for 2004. Net cash used in investing activities was RMB56,353 million, decreased by RMB741 million from that of 2003.

Our net cash used in financing activities was RMB8,981 million in 2004, as compared with a net cash outflow of RMB11,320 million in 2003. In May 2004, the Company raised net proceeds of RMB12,702 million from the global offering of its H shares, which were used to settle part of the purchase consideration on the acquisition of the Acquired Companies. On the other hand, we continued to repay certain amounts of our loans in 2004. Our net cash outflow used for the repayment of loans (the difference between the proceeds from loans and the cash repayment for such loans) increased from RMB2,675 million in 2003 to RMB3,950 million in 2004. In addition, the amount of dividends paid by the Company in 2004 increased by RMB4,551 million.

Working Capital

Our working capital (total current assets minus total current liabilities) deficit was RMB118,412 million as of 31 December 2004, representing an increase of RMB2,370 million, compared with the deficit of RMB116,042 million in 2003. The increase in our working capital deficit was primarily due to the fact that in accordance with its credit level and in order to control risk, the Company had increased its short-term loans with lower interest rates.

As of the end of 2004, our cash and cash equivalents reached RMB13,465 million, of which 99.2% was denominated in RMB.

Indebtedness

Our indebtedness as of the end of 2003 and 2004 was as follows:

	As of 31 December
	2004	2003
	(RMB in millions)
Short-term debt	65,976	56,243
Long-term debt maturing within a year	11,842	13,957
Long-term debt (excluding current portion)	72,366	68,632

Total debt	150,184	138,832

Our total debt was RMB150,184 million as of the end of 2004, increased by RMB11,352 million from that of 2003, primarily due to the deferred consideration of RMB15,150 million for our acquisition of the Acquired Companies from China Telecommunications Corporation in 2004. The debt-to-asset ratio

(total debt divided by total assets) was therefore increased to 36.4% as of the end of 2004 from 34.4% as of the end of 2003. Excluding the deferred considerations of RMB50,150 million payable to China Telecommunications Corporation for the two acquisitions, our loans would be decreased from RMB103,832 million as of 31 December 2003 to RMB100,034 million as of 31 December 2004. We believe we maintained a solid capital structure.

Substantial business revenue and expenses of the Company were denominated in Renminbi, where Renminbi cannot be completely exchanged into foreign currencies freely. Of our total debt as of 31 December 2004, 95.2%, 2.1%, 1.9% and 0.8% were denominated in Renminbi, Japanese yen, U.S. dollars and Euros, respectively. 59.8% of the Group’s total debt was with fixed interest rate terms.

Contractual Obligations

The following table sets forth our contractual obligations as of 31 December 2004:

	Payable in
	Total	2005	2006	2007	2008	After 2008
	(RMB million)
Short-term debt	65,976	65,976	—	—	—	—
Long-term debt	84,208	11,842	10,022	8,343	552	53,449
Operating lease commitments	1,285	369	187	137	124	468
Capital commitments	4,865	4,865	—	—	—	—

Total contractual obligations	156,334	83,052	10,209	8,480	676	53,917

PURCHASE, SALE OR REDEMPTION OF SHARES

For the year ended 31 December 2004, neither the Company nor its subsidiaries has purchased, sold or redeemed any of the Company’s listed shares.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

Review of Annual Results by Audit Committee

The Audit Committee has reviewed the annual results for the year ended 31 December 2004.

CLOSURE OF SHARE REGISTRAR

The Company’s share registrar will be closed from Monday, 25 April 2005 to Wednesday, 25 May 2005 (inclusive of both days), during which period all transfers of shares in the Company will be suspended. In order to qualify for the proposed dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s registrar, Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, before 4:00 pm on Friday, 22 April 2005. The final dividends are expected to be paid around 23 June 2005 after its approval by Annual General Meeting.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2004 containing all information required by Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited (www.hkex.com.hk) as well as the website of the Company (www.chinatelecom-h.com) in due course.

FORWARD-LOOKING STATEMENTS

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

Board of Directors

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

(1)	The First Acquired Group means pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited.

(2)	The Second Acquired Group means pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited.

(3)	Including deficit on revaluation of property, plant and equipment of RMB1,262 million.

(4)

Our EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation, deficit on revaluation of property, plant and equipment and minority interests. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider like us. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect the operating performance, financial capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles.

It also does not represent cash flows from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

(5)	Includes revenue from our registered subscribers, public telephones and prepaid calling cards services.

(6)	Includes revenue from our VoIP long distance services.

(7)	Includes primarily revenue from the provision of value-added telecommunications services, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.